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                                                                    EXHIBIT 99.1

                                                           [English Translation]
                                                               November 10, 2003
                                                                 Fair Disclosure


                              HANARO TELECOM, INC.

                          ORGANIZATIONAL RESTRUCTURING

Hanaro Telecom, Inc. (the "Company" or "Hanaro") announced its new organizational structure today in efforts to initiate the second phase of Hanaro's history. The new structure, with continuous restructuring efforts going forward, pursues customer satisfaction and growth of enterprise value. It also attempts to provide a mid-to-long term vision for the Company which maximizes shareholder value. To increase operational efficiency, the Company reduced the number of organizational parts from 3 Divisions, 24 Units, and 108 Teams to 4 Divisions, 22 Units and 67 Teams.

Since March this year, when the former CEO, Mr. Yun-Sik Shin, resigned at the Company's Annual Shareholders' Meeting, Hanaro, without adequate leadership, had faced a great deal of conflicts of interests among its major shareholders, which almost threatened the Company's survival. Fortunately, however, the Company appointed a new CEO, Mr. Chang-Bun Yoon, at the August 5 Shareholders' Meeting and successfully obtained a shareholders' approval on the AIG-Newbridge-led foreign investment project worth US$1.1 billion. Having such positive initiatives for changes, Hanaro has undertaken initiative for internal changes : reorganization of divisions and shut-down of unprofitable businesses.

The key focus of such organizational restructuring include: 1) result-oriented, voluntary operational system, 2) strategic concentration on core businesses to strengthen industrial competitiveness, 3) customer satisfaction, and 4) operational and financial transparency.

What distinguishes this organizational change from the previous attempts is the Chief Officer System. Each Officer is responsible for the operation of its designated division. Such system clarifies previously overlapped responsibilities and decentralizes decision-making authority, which was previously concentrated at the CEO level. The Chief Officer is supposed to, with full control over the division under its supervision, focus on results and profits.

There are four Chief Officers : a CSO (Chief Strategy Officer), a CFO (Chief Financial Officer), a COO (Chief Operating Officer) and a CTO (Chief Technology Officer). The Company newly established a Monitoring Body, in a direct chain of command of the CEO, for systematical monitoring of such restructuring efforts going forward.

Hanaro appointed Mr. Jong Myung Rhee, Senior Executive Vice President, as Chief Strategy Officer. For the three other posts, the Company is currently discussing with the foreign investors to bring in highly qualified professionals.

The CSO (Chief Strategy Officer) supervises the New Business Incubation Unit, which is responsible for planning new businesses as well as the Business Strategy Unit responsible for the Company's business strategy and long-term vision with a focus on profitability. Under the CSO's supervision, there is also the Corporate Relations Unit, which shall facilitate communication with the outside - media, investors, and the government.
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The COO (Chief Operating Officer) is in charge of broadband Internet access services and local telephony services. There are four units under the COO's control - Marketing, Corporate Sales, Customer Services and Seoul Office. Marketing is for sales and customer retention of residential subscribers whereas Corporate Sales is for corporate clients. Seoul Office is a central sales unit, which combined previously separate offices in Seoul. Some remote regional offices were reorganized and combined for operational efficiency and profitability. As a result, the number of offices reduced from 10 regional offices to 1 Unit and 6 offices. To strengthen customer care services, the previous Customer Satisfaction team grew into Customer Services Unit to serve both residential and corporate customers.

The CTO (Chief Technology Officer) supervises Network Technology, Network Operation, Technical Support and R&D. Network Technology looks after backbone network, last-mile network and 2.3Ghz wireless broadband access technology. Network Operation manages the operation of the network and controls service quality. The main function of this technology division is to maintain technological competitiveness and network stability. By putting network related units under direct control of a single officer, the Company attempts to maximize synergistic effects through effective coordination of workloads.

The Company also strengthened the function of Internal Audit to specifically monitor efficiency and profitability of each divisional performance. A 'Clean Company' campaign will be undertaken continuously to increase the Company's operational and financial transparency.

Hanaro personnel commented that "the key idea of the organizational restructuring is to strengthen divisional roles and functions thereby increasing professionalism and result-oriented corporate culture. We attempt to improve our HR system and evaluation/compensation scheme by developing in-house management evaluation index and performance rating index."


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This disclosure contains "forward-looking statements" that are based on the
Company's current expectations, assumptions, estimates and projections about our company and our industry. The forward-looking statements are subject to various risks and uncertainties. Actual results may differ materially from those contained in such forward-looking statements, as a result of a number of factors, including without limitation, the Company's history of operating losses; the Company's inability to generate sufficient cash flow from its operations to meet its operating needs and its reliance on equity and debt financings to fund its operations; the decline in the prices for communications services; increasing competition in the telecommunications sector in Korea and other factors beyond the Company's control. Investors are directed to Hanaro Telecom's reports and documents filed from time to time with the U.S. Securities and Exchange Commission for additional factors that should be considered prior to investing in Hanaro Telecom's securities. Hanaro Telecom does not intend to update or otherwise revise the forward-looking statements in this release, whether as a result of new information, future events or otherwise. Because of these risks, uncertainties and assumptions, the forward-looking events and circumstances discussed in this release might not occur in the way the Company expects, or at all. Investors should not place undue reliance on any of the forward-looking statements.
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